Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 2, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
23/08/2024	4,900	432.3368	2,118,450.32	—	—	—	—	4,900	432.3368	2,118,450.32
26/08/2024	5,000	431.9164	2,159,582.00	—	—	—	—	5,000	431.9164	2,159,582.00
27/08/2024	4,900	433.1704	2,122,534.96	2,448	490.0928	1,199,747.17	1,074,849.65	7,348	435.1367	3,197,384.61
28/08/2024	4,700	438.9988	2,063,294.36	2,468	486.0572	1,199,589.17	1,079,058.35	7,168	438.3863	3,142,352.71
29/08/2024	4,600	441.7712	2,032,147.52	—	—	—	—	4,600	441.7712	2,032,147.52
30/08/2024	4,600	446.7850	2,055,211.00	—	—	—	—	4,600	446.7850	2,055,211.00
Total	28,700	437.3247	12,551,220.16	4,916	488.0668	2,399,336.34	2,153,908.00	33,616	437.4443	14,705,128.16

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till August 30, 2024, the total invested consideration has been:
•Euro 73,651,128.73 for No. 186,150 common shares purchased on the EXM
•USD 3,099,258.08 (Euro 2,798,700.01*) for No. 6,543 common shares purchased on the NYSE.

As of August 30, 2024, the Company held in treasury No. 14,358,359 common shares equal to 5.59% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until July 12, 2024, the Company has purchased a total of 3,414,189 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 951,199,327.64.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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